1333 S. Clearview Parkway
Jefferson, LA 70121
April 17, 2008
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jorge A. Rivera, Division of Corporation Finance

Re:	Stewart Enterprises, Inc. Form 10-K for the Year Ended October 31, 2007 Filed December 21, 2007 Schedule DEF 14A Filed February 26, 2008 Commission file #1-15449
Dear Mr. Rivera:
          Below is the response of Stewart Enterprises, Inc. to the Staff’s comment letter dated April 7, 2008 with respect to the above-referenced filings:
Form 10-K for the fiscal year ended October 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
1.	The purpose of an Overview section is to provide investors with an executive level introduction to Stewart Enterprises, its products and services, and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In future Overview sections, highlight the company-wide and industry-wide matters on which management is focused. This discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. In addition, ensure that your future MD&A sections discuss any known trends, demands or uncertainties that could materially affect your results of operations or liquidity in the future. For example, discuss and analyze the expected effects on your results of operations if the decline in same-store funeral call volume and the trend toward increased cremation continue.

Response: In future Form 10-Q and Form 10-K filings, beginning with our Form 10-Q for the quarter ending April 30, 2008, we will expand the Overview section to highlight the company-wide and industry-wide matters on which management is currently focused in accordance with this comment. We will also ensure that our future MD&A sections discuss any known trends, demands or uncertainties required to be discussed pursuant to Regulation S-K Item 303 and the Staff’s interpretation thereof, including as set forth by the Staff in Section III.B of

Securities and Exchange Commission
April 17, 2008

Release No. 33-6835, Section II.A.1 of Release No. 33-8056 and Section III.B.3 of Release No. 33-8350.
Liquidity and Capital Resources, page 42
2.	In future filings, please provide a discussion regarding your ability to meet your short-term and long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

Response: As of the time of the filing of our 2007 Form 10-K (and currently), short and long-term liquidity was not a material concern. Nevertheless, in future Form 10-Q and Form 10-K filings, beginning with our Form 10-Q for the quarter ending April 30, 2008, we will provide a more focused discussion of our ability to meet both short-term and long-term liquidity needs. As an example, as of October 31, 2007, such disclosure would have included the following: As of October 31, 2007 the Company’s liquidity needs during the next 12 months were covered by the Company’s operating cash flow and significant cash and cash equivalent balances. In addition, the Company had no amounts drawn on its revolving credit facility and $81.2 million available to be drawn. With respect to the Company’s liquidity needs after 12 months, we expect to be able to fund our liquidity and capital needs from our operating cash flow and, if necessary, borrowings under our revolving credit facility, except with respect to the maturities of our long-term debt. Our revolving credit facility expires November 19, 2009, and we plan to enter into a replacement facility. We have one series of fixed-rate senior notes maturing in 2013. We also have two series of fixed-rate convertible notes maturing in 2014 and 2016, the principal amounts of which we are required to settle in cash. Our ability to enter into a new revolving credit facility and to refinance our notes, and the costs and terms of any new financing, will depend on market conditions and our financial condition at the time. In addition, we regularly review acquisition and other strategic opportunities, which may require additional debt or equity financing.
Schedule DEF 14A filed February 26, 2008
Director Compensation for Fiscal 2007, page 16
3.	On page 28 you state that John C. McNamara, a former member of the board of directors and the compensation committee, served until the 2007 annual meeting of shareholders at which he did not stand for re-election. Your director compensation information excludes Mr. McNamara. Please amend your Form 10-K to provide a discussion that explains the material elements of your compensation to that individual. See Regulation S-K Item 402(b)(1) and Instructions 1 and 3 to Item 402(b). See also Section 12, Question 12.01 of our Executive Compensation Questions and Answers (last updated: August 8, 2007) available on our website at www.sec.gov.

Response: Both John C. McNamara and John P. Laborde did not stand for re-election to our Board of Directors at our annual meeting of shareholders held April 5, 2007 (the “2007 Annual Meeting”). By inadvertent error, these individuals were not included in the Director Compensation Table. Messrs. McNamara and Laborde received compensation pursuant to the

Securities and Exchange Commission
April 17, 2008

same arrangements in place for the other outside directors, consisting of cash and shares of our Class A common stock.
          If Messrs. McNamara and Laborde had been included in the Director Compensation Table for Fiscal Year 2007, our disclosure would have read as follows (additional information is highlighted):

	Fees Earned or
Name	Paid in Cash ($)	Stock Awards ($)		Total ($)

Alden J. McDonald, Jr.	$60,375	$94,920	(1)	$155,295

James W. McFarland	75,875	94,920	(1)	170,795

Ronald H. Patron	63,875	94,920	(1)	158,795

Michael O. Read	73,375	94,920	(1)	168,295

Ashton J. Ryan, Jr.	73,875	94,920	(1)	168,795

Frank B. Stewart, Jr.	64,475	94,920	(1)	159,395

John C. McNamara	31,525	47,460	(1)	78,985

John P. Laborde	31,823	47,460	(1)	79,283

(1)	Represents the amount recognized in fiscal 2007 for financial statement reporting purposes in accordance with FAS 123R for all stock awards granted to our directors. Consists of 12,000 shares of Class A common stock granted to each independent director pursuant to the 2005 Directors’ Stock Plan on February 28, 2007, except that Messrs. McNamara and Laborde, who were not standing for re-election, received 6,000 shares each. Each recipient is required to retain 75 percent of these shares (or 9,000 shares for those directors who received 12,000 shares) until he ceases to serve on the board. The grant date fair value of each of these awards was computed in accordance with FAS 123R, and was $94,920 for 12,000 shares and $47,460 for 6,000 shares. No amount was recognized in fiscal 2007 for financial statement purposes for any other stock awards granted to these directors in prior years.
          Please note that on page 16 under the heading “Stock Compensation,” we disclose that the directors who did not stand for re-election in 2007 received 6,000 shares of our Class A common stock in February 2007. Accordingly, the only element of compensation for Messrs. McNamara and Laborde not disclosed in our Schedule 14A is their total cash compensation of $31,525 and $31,823, respectively.
          Given the immaterial amount and nature of the compensation payable to Messrs. McNamara and Laborde for fiscal 2007, and the fact that their stock compensation was disclosed, we respectfully submit that we do not believe that amending our Form 10-K is necessary. We

Securities and Exchange Commission
April 17, 2008

will include complete compensation information for directors who serve during any part of the fiscal year in our future filings.
Executive Compensation
Compensation Discussion and Analysis, page 18
Role of Compensation Consultant and the Analysis Used in Setting Compensation Levels, page 18
4.	We note your disclosure on pages 18 and 19 regarding the use of data on other companies’ executive compensation, such as Towers Perrin’s survey data of the compensation paid by general industry companies. If you used this data for benchmarking purposes, you must identify the companies in the surveys. See Item 402(b)(2)(xiv) of Regulation S-K. Please confirm that you will identify all of the companies that you considered for purposes of benchmarking named executive officer compensation in future filings. If you did not use the data for benchmarking purposes, clarify how you otherwise utilized the data. Also clarify how the compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation.

Response: As described in our proxy statement, during the past three years we have targeted our total direct executive compensation (salary, annual incentives and long-term incentives) at approximately the median level of the companies included in the broad-based Towers Perrin survey of general industry companies with revenues of approximately $500 million. We understand from Towers Perrin that they utilize their own executive compensation data base to develop the market data included in their survey of general industry companies and that over 400 companies were included in the general industry survey that we used most recently for benchmarking. We asked Towers Perrin to provide information on the compensation practices of similar size companies. We did not receive nor ask for a list of the names of the individual companies included in the surveys. Accordingly, as the committee did not know or consider the names of the companies included in the data base, we do not believe that the companies’ names are material to shareholders or would be helpful to an understanding of our compensation setting process and analysis.
          We confirm that if we benchmark our compensation against particular companies in the future, we will disclose the names of those companies. If we continue to use the Towers Perrin survey of general industrial companies with revenues of approximately $500 million, we will disclose that there were over 400 companies in the data base and that the committee did not receive or consider the individual companies included.
          In future filings we will clarify how the compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of executive compensation and will include disclosure similar to the following:
The committee compared our total direct executive compensation (salary, annual incentives and long-term incentives) in the aggregate to that of the comparison group, and did not benchmark each separate element included.
The Total Compensation Package Employment Agreements, Page 20

Securities and Exchange Commission
April 17, 2008

5.	In future filings, address in your compensation discussion and analysis why you have employment agreements for some of the officers but not all of them and the reasons for any material differences in significant terms. For example, we note that you do not intend to offer employment or change of control arrangements to executive officers other that the chief executive officer and the chief financial officer.

Response: In future filings we will include expanded disclosure as to our employment agreements along the lines of the following:
          Historically, our Company entered into employment agreements with all executive officers. In fiscal 2006, the compensation committee determined that it was no longer necessary to provide employment agreements in order to retain executive talent and determined not to renew these agreements when they expired. We currently have employment agreements with only our Chief Executive Officer and Chief Financial Officer for the reasons discussed below.
          In fiscal 2007 we conducted a search for a new Chief Executive Officer and were successful in recruiting Mr. Crawford to join our Company. We believed it was essential to our ability to hire Mr. Crawford that we provide him with an employment agreement setting out our compensation arrangements with him. Of particular importance in our success in attracting a new Chief Executive Officer was our agreement to provide severance benefits in the event employment was terminated without cause or with good reason.
          When Mr. Kitchen joined our Company as Chief Financial Officer in December 2004, we had employment agreements in effect with all of our executive officers and we entered into an agreement with him at that time. We amended his employment agreement in November 2006 when he became our acting Chief Executive Officer during our search for a new Chief Executive Officer. In order to encourage Mr. Kitchen to remain with our Company as Chief Financial Officer after the hiring of Mr. Crawford, we agreed to enter into a new employment agreement with him on the same terms as Mr. Crawford’s with differences in compensation levels to reflect the differences in position.
Annual Incentive Award Design, page 22
6.	In future filings, please explain in more detail the individual annual performance objectives of each of the named executive officers and how the amounts awarded pursuant to the qualitative portion of the annual incentive were determined, including, but not limited to, the assessments made regarding each executive officer’s individual performance.

Response: In future filings we will explain in more detail the assessments that we made in determining the individual performance portions of the annual bonus.

Securities and Exchange Commission
April 17, 2008

               We acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have additional questions or comments, please feel free to contact me.

Sincerely,
/s/ Thomas M. Kitchen

Thomas M. Kitchen
Senior Executive Vice President & Chief Financial Officer